Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the three months ended March 31, 2011 and the years ended December 31, 2010, 2009, 2008, 2007 and 2006 are as follows:

	Three Months Ended	Years Ended December 31,
(Millions)	March 31, 2011	2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$898.4	$2,644.2	$1,901.2	$2,174.2	$2,796.4	$2,586.6
Add back fixed charges	77.8	307.7	302.9	297.9	234.3	199.5
Income as adjusted ("earnings")	$976.2	$2,951.9	$2,204.1	$2,472.1	$3,030.7	$2,786.1

Fixed charges:
Interest expense	$66.1	$254.6	$243.4	$236.4	$180.6	$148.3
Portion of rents representative of interest factor	11.7	53.1	59.5	61.5	53.7	51.2
Total fixed charges	$77.8	$307.7	$302.9	$297.9	$234.3	$199.5

Ratio of earnings to fixed charges	12.55	9.59	7.28	8.30	12.94	13.97